SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 17 February 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Sale of shares in FelCor dated 10 February 2006
99.2	Director/PDMR Shareholding dated 10 February 2006
99.3	Significant IHG gain in China dated 15 February 2006
99.4	Holding(s) in Company dated 15 February 2006

99.1

10 February 2006

INTERCONTINENTAL HOTELS GROUP PLC
SALE OF SHARES IN FELCOR LODGING TRUST INCORPORATED

InterContinental Hotels Group PLC ("IHG") today announces the sale of 9.5 million shares in FelCor Lodging Trust Incorporated ("FelCor") for USD19 per share, a total of USD180.5million. The shares were held in IHG's accounts at market value, which on 30th September 2005 was $15.15 per share.

This sale follows IHG's renegotiation of its management agreement with FelCor, announced on 25 January 2006.

For further information, please contact:

Investor Relations (Gavin Flynn, Paul Edgecliffe-Johnson):	+44 (0) 1753 410 176
+44 (0) 7808 098 972

Media Enquiries (Leslie McGibbon):	+44 (0) 1753 410 425
+44 (0) 7808 094 471

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG (ADRs)) is the world's largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, almost 3,600 hotels and 539,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

99.2

SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director(s)

Technical interest of all Executive Directors in common with all potential beneficiaries in an Employee Share Ownership Trust

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shares held by the InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Greenwood Nominees Limited, Account no 522000

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares to participants (not Directors) under the Executive Share Option Plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

36,454

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 10 pence each

12. Price per share

N/A

13. Date of transaction

8 February 2006

14. Date company informed

9 February 2006

15. Total holding in the Trust following this notification

2,590,969 Ordinary shares

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Liz Searle 01753 410246

25. Name and signature of authorised company official responsible for making this notification

Liz Searle

Date of Notification

10 February 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

99.3

15 February 2006

INTERCONTINENTAL HOTELS GROUP SIGNS MORE THAN 4,500 ROOMS IN CHINA

London, February 15, 2006 - InterContinental Hotels Group ("IHG") announces that it has signed contracts with a single owner to manage six new hotels (more than 4,500 rooms) in Chengdu and Jiuzhaigou in China's Sichuan province.

This landmark signing in Sichuan, China's second most populous province with over 90 million residents, marks a significant addition to IHG's already strong portfolio of ca. 50 hotels in Greater China and supports the Group's target of adding 50,000 - 60,000 net rooms by the end of 2008, including reaching a total of 125 hotels in China. With a presence in China since 1984 and already the largest international hotel operator there, IHG is well placed to grow in this dynamic market.

The six hotels - two InterContinental properties, three Holiday Inn properties and one Express by Holiday Inn - comprise a total of more than 4,500 rooms. The owner of the properties is Chengdu International Exhibition & Convention Group.

Andrew Cosslett, Chief Executive, IHG, who was in Chengdu for the signing, said:

"Developing hotels in China lies at the heart of our growth strategy for IHG. Our brands have a strong foothold in the region and Holiday Inn was one of the first international hotel brands to establish a presence there in 1984. This deal marks a major milestone as we move towards meeting our aggressive growth plans and we remain fully committed to maintaining our position as the leading hotel company in China."

Detailed Notes

  Hotels to open are:

    In Chengdu City, as part of the new RMB 5 billion (US$620 million) New Century City international convention and exhibition centre, incorporating shopping, entertainment, offices, residences and a golf course:

  InterContinental Century City Chengdu, an upscale business hotel that will combine the latest communication and business technologies, high-end food and beverage options and conference facilities.
  Two Holiday Inn properties offering quality accommodation and business support services.

    At the Jiuzhaigou Scenic Area, as part of Jiuzhai Paradise, hailed as the 'Davos of China':

  InterContinental Resort Jiuzhai Paradise,, an upscale hotel with eight Food & Beverage outlets and extensive conference and recreational facilities.
  Holiday Inn Jiuzhai Jarpo, a mid-scale hotel, with business services and spa facilities.
  Express by Holiday Inn Jiuzhai Jarpo, a limited-service hotel, targeted at the convenience sector.

  The owner of these properties will be the Chengdu International Exhibition & Convention Group which also has extensive interests in exhibitions and conventions, hotels, travel agencies and real estate. The Group commands more than 70% market share for exhibitions and conventions in Chengdu and had total revenues of RMB2.2 billion (US$265 million) in 2005. The first stage of the New Century City project in Chengdu is scheduled for completion in the first half of 2006.

For further information, please contact:

Investor Relations (Gavin Flynn, Paul Edgecliffe-Johnson):	+44 (0) 1753 410 176
+44 (0) 7808 098 972

Media Enquiries (Leslie McGibbon):	+44 (0) 1753 410 425
+44 (0) 7808 094 471

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG (ADRs)) is the world's largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, almost 3,600 hotels and 539,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

99.4

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

InterContinental Hotels Group PLC

2) Name of shareholder having a major interest

Legal & General Group plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder names in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Fund	Holding
HSBC Nominees Ltd A/c 914945	157,491
HSBC Nominees Ltd A/c 775245	1,321,890
HSBC Nominees Ltd A/c 357206	10,368,504
HSBC Nominees Ltd A/c 866197	74,363
HSBC Nominees Ltd A/c 904332	89,452
HSBC Nominees Ltd A/c 916681	22,664
HSBC Nominees Ltd A/c 922437	2,422
HSBC Nominees Ltd A/c 969995	1,030,022
HSBC Nominees Ltd A/c 985551	41,226
HSBC Nominees Ltd A/c 360509	645,554
Total	13,753,588

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

Not advised

11) Date company informed

10 February 2006

12) Total holding following this notification

13,753,588

13) Total percentage holding of issued class following this notification

3.18%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Liz Searle 01753 410 246

16) Name and signature of authorised company official responsible for making this notification

Liz Searle

17) Date of notification

15 February 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	17 February 2006